UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 000-51469

BAIDU, INC.

Baidu Campus

No. 10 Shangdi 10th Street

Haidian District, Beijing 100085

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

EXPLANATORY NOTE

On June 27, 2023, Baidu, Inc. (the “Company”) announced that the following proposed resolution submitted for shareholder approval has been duly adopted at its annual general meeting of shareholders held in Beijing on June 27, 2023 (the “AGM”):

•

as a special resolution, THAT the Company’s Fourth Amended and Restated Memorandum of Association and Articles of Association be amended and restated by their deletion in their entirety and by the substitution in their place of the Fifth Amended and Restated Memorandum of Association and Articles of Association in the form as attached hereto as Exhibit 3.1 to this current report on Form 6-K (the “Amended M&AA”) for the purposes of, among others, (i) bringing the Amended M&AA in line with applicable amendments made to Appendix 3 to the Listing Rules of The Stock Exchange of Hong Kong Limited; and (ii) making other consequential and housekeeping changes in conjunction with the proposed adoption of the Amended M&AA.

The Company hereby submits this current report on Form 6-K to furnish, among others, (i) the voting results of the AGM as set forth in Exhibit 99.1 hereto and (ii) the Fifth Amended and Restated Memorandum of Association and Articles of Association of the Company as set forth in Exhibit 3.1 hereto. For more details, please refer to exhibits to this current report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Fifth Amended and Restated Memorandum of Association and Articles of Association of Baidu, Inc.
99.1	Voting Results of 2023 Annual General Meeting of Baidu, Inc.
99.2	Press Release –– Baidu Announces Results of Annual General Meeting
99.3	Announcement with the Stock Exchange of Hong Kong Limited –– Results of Annual General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAIDU, INC.

By	:	/s/ Rong Luo
Name	:	Rong Luo
Title	:	Chief Financial Officer

Date: June 27, 2023